SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                              (Amendment No. _1_)

                   Under the Securities Exchange Act of 1934


                             Samsonite Corporation
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   79604V105
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                                (CUSIP Number)


                                  David Stagg
                      Canadian Imperial Bank of Commerce
                          245 Park Avenue, 42nd floor
                              New York, NY 10167
                                 917-332-4327

                                  Copies to:
                                  Edward Best
                           Mayer, Brown, Rowe & Maw LLP
                              190 S. LaSalle St.
                               Chicago, IL 60603
                                 312-701-7304
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 26, 2003
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            (Date of Events Which Require Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /



                        (Continued on following pages)

                             (Page 1 of __ Pages)





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                                                                        Page 2

CUSIP NO.: 79604V105                  SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Canadian Imperial Bank of Commerce
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     CIBC is a bank organized under the Bank Act (Canada).

     Canadian Imperial Holdings Inc. is a Delaware Corporation.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         69,395,573 (subject to conversion of Preferred
                    Stock)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         69,395,573 (subject to conversion of Preferred
                    Stock)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.2%   (subject to conversion of Preferred Stock)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                        Page 3

Item 1:     Security and Issuer.

This Amendment No. 1 to the Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") and the 2003 Convertible Preferred Stock, par value of $0.01 per share ("Preferred Stock"), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the "Issuer"). The Preferred Stock is convertible on demand into shares of Common Stock and holders of Preferred Stock may vote their Preferred Stock on an as-converted basis. This Amendment supplements and amends the initial statement on Schedule 13D, dated August 19, 2003 (the "Initial Statement"), filed by the Reporting Person and is being filed by the Reporting Person to report that, as a result of a sale of Preferred Stock by Canadian Imperial Holdings Inc. ("CIHI") to Ontario Teachers' Pension Plan Board ("Teachers"), Bain Capital (Europe) LLC ("Bain") and ACOF Management, L.P. ("Ares" and together with Teachers and Bain, the "Investors") pursuant to a Purchase Agreement dated August 26, 2003 between the Reporting Person and the Investors (the "Purchase Agreement"), the number of shares of Common Stock beneficially owned by the Reporting Person has decreased by more than one percent. The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, CO 80239.

Item 2:  Identity and Background.

I. (a) Name: This statement is being filed by Canadian Imperial Bank of Commerce ("CIBC").

   (b) Residence or Business Address: Commerce Court West, 199 Bay Street, Ontario, Canada M5L 1A2.

   (c) Present Principal Occupation: CIBC is a bank organized under the Bank Act (Canada) with its principal office and business address at Commerce Court West, 199 Bay Street, Ontario, Canada M5L 1A2.

   (d) During the last five years, CIBC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the last five years CIBC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

   (f) Citizenship: CIBC is a bank organized under the Bank Act (Canada).

Item 3:  Source and Amount of Funds or Other Consideration.

The Reporting Person sold 22,656 shares of 2003 Convertible Preferred Stock to the Investors for aggregate consideration of $22,796,970.66.

Item 4:    Purpose of Transaction.

Pursuant to a Recapitalization Agreement dated May 1, 2003 (the "Recapitalization Agreement") by and between the Issuer, Ontario Teachers' Pension Plan Board ("Teachers"), Bain Capital (Europe) LLC ("Bain") and ACOF Management, L.P. ("Ares" and together with Teachers and Bain, the "Investors"), on July 31, 2003, the Investors purchased 106,000 shares of 2003 Convertible Preferred Stock (the "Preferred Stock") from the Issuer in a private transaction at a per share price of $1,000 for an aggregate purchase price of $106,000,000 (the "Preferred Stock Purchase").

The Issuer also exchanged (the "Exchange" and, together with the Preferred Stock Purchase, the "Recapitalization") all of the issued and outstanding shares of 13-7/8% Senior Redeemable Exchangeable Preferred Stock ("Old Preferred Stock") for a combination of 53,994 shares of 2003 Convertible Preferred Stock (with an aggregate liquidation preference of $53,994,000), 204,814,660 shares of Common Stock and warrants to purchase 15,515,892 shares of Common Stock at an exercise price of $0.75 per share.

The shares of Preferred Stock are convertible into shares of Common Stock (the "Shares") at an initial conversion price of $0.42, subject to adjustment pursuant to the terms of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 2003 Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation"). The Certificate of Designation also provides for dividend rights and customary liquidation, voting and other rights.

In connection with the Recapitalization, CIHI received in exchange for its 104,012 shares of Old Preferred Stock (i) 24,969 shares of Preferred Stock, convertible into an aggregate of 59,450,000 shares of Common Stock at any time and (ii) 63,888,430 shares of Common Stock.

On August 26, 2003, CIHI sold 22,656 shares of 2003 Convertible Preferred Stock to the Investors for aggregate consideration of $22,796,970.66.

Item 5:  Interest in Securities of the Issuer.

Canadian Imperial Holdings Inc. ("CIHI"), an indirectly-owned subsidiary of the Reporting Person, beneficially owns and has sole power to vote and sole power of disposition over 69,395,573 shares of Common Stock of the Issuer, or approximately 30.2% of the Issuer's outstanding Common Stock through its ownership of 63,888,430 shares of Common Stock and 2,313 shares of convertible Preferred Stock which are convertible into Common Stock at any time.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Neither CIBC, nor CIHI have any contract, arrangement, understanding or relationship with any other person regarding any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7:  Material to be Filed as Exhibits.

N/A

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                August 28, 2003
                                     ------------------------------------------
                                                    (Date)


                                                /s/ Ken Kilgour
                                     ------------------------------------------
                                                   (Signature)


                                     Kenneth Kilgour / Executive Vice President
                                     ------------------------------------------
                                                  (Name/Title)